Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oakbrook, IL 60523

June 20, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: Karen J. Garnett, Assistant Director

Re:	Inland Retail Real Estate Trust, Inc. Amendment to Form S-11 Registration No. 333-104936 Withdrawal of Post-Effective Amendment No. 4

Dear Ms. Garnett:

        Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), Inland Retail Real Estate Trust, Inc., a Maryland corporation (the "Company"), hereby respectfully applies to the Securities and Exchange Commission to withdraw the Company's Form S-11 registration statement, filed on May 2, 2003 (the "Amendment").

        The Company seeks to withdraw the Amendment, which the Company filed to register an additional 30,000,000 shares of the Company's Common Stock, par value $.01 per share (the 'Shares') in reliance upon Rule 462(b) under the Act, because the Staff of the Commission has advised counsel for the Company that Rule 462(b) was not available to the Company under present circumstances. Please be advised that the Company has sold none of the Shares.

        If the Staff has any questions regarding this application for withdrawal, please feel free to contact the Company's counsel, David J. Kaufman, Esq. of Duane Morris LLC at (312) 499-6741.

Sincerely,
/s/ ROBERTA S. MATLIN
Roberta S. Matlin Vice President—Administration